MILBANK, TWEED, HADLEY & McCLOY LLP

1 Chase Manhattan Plaza

New York, NY 10005-1413

November 21, 2005

Mr. George F. Ohsiek, Jr.

Branch Chief

Division of Corporate Finance

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, DC 20549

Re:                               Companhia Energética de Minas Gerais - CEMIG
Form 20-F for the Fiscal Year Ended December 31, 2004

Filed May 25, 2005

File No. 1-15224

Dear Mr. Ohsiek:

On behalf of our client, Companhia Energética de Minas Gerais – CEMIG (“CEMIG”), we submit this response to your letter dated September 27, 2005 relating to CEMIG’s Form 20-F for the year ended December 31, 2004 (the “Form 20-F”).  To assist in the Staff’s review of the responses, we precede each response with the text (in bold type) of the comment as stated in your letter.  CEMIG believes that it has replied to your comments in full.  As requested, this letter is being filed on EDGAR as correspondence and a copy is being faxed to your attention.

Capitalized terms used in the responses set forth below and not otherwise defined herein have the meanings set forth in the Form 20-F.

Form 20-F for Fiscal Year Ended December 31, 2004

General

1.                                      Where a comment below requests additional disclosures or other revisions to be made, these revisions should be included in your future filings, as applicable.

As requested by the Staff, CEMIG will make the applicable revisions in future filings, as indicated in the responses below.

Item 5.  Operating and Financial Review and Prospects, page 51

Year Ended December 31, 2003 Compared to Year Ended December 31, 2002, page 64

Operating Costs and Expenses, page 65

2.                                      In 2003, we note you recorded R$174 million reversal for loss on deferred regulatory assets to reduce the allowance for losses from R$178 million to R$4 million.  Based on your disclosure, it appears this resulted from the reduction of the recovery period from 84 months to 72 months in January 2004.  Please explain why a reduction in the recovery period, with no apparent change in the recovery rate, caused a decrease in the allowance for losses.

We understand that pursuant to ANEEL Resolution No. 484, dated of August 29, 2002, the following regulatory assets relating to the Brazilian Energy Rationing Plan (the “Plan”) were subject to a recovery period limit of 82 months:

1.              Loss of revenues resulting from, and incurred during the period of, the Plan;

2.              Energy purchased on the CCEE/MAE during the period of the Plan; and

3.              Certain additional “Parcel A Costs” incurred from January 1, 2001 to October 25, 2001.

In 2002, based on CEMIG’s estimate of the timing of the recoverability of these assets, a reserve of R$178 million was recorded. On January 12, 2004, the Brazilian National Electric Energy Agency, or ANEEL, issued another resolution, which stipulated that (i) the additional Parcel A costs described above are no longer subject to a recovery period limit and are therefore fully recoverable and (ii) the recovery period limit for the other items was reduced from 82 to 74 months.  In accordance with this resolution, on December 31, 2003 CEMIG revised its estimates of recoverability based on the exclusion of the additional Parcel A costs, which resulted in a reversal of R$178 million of the allowance for losses since the Parcel A costs are fully recoverable.  This reversal was partially offset due to an increase in the allowance for losses of R$4 million resulting from the reduction of the recovery period of the other regulatory assets from 82 to 74 months.  Based on these revised estimates, CEMIG recorded a net reversal of R$174 million of the original reserve that was recorded in 2002.

Tabular Disclosure of Contractual Obligations, page 70

3.                                      Please revise your table of contractual cash obligations to include the following:

(a)                    Estimated interest payments on your debt; and

(b)                    Estimated payments under interest rate swap agreements.

Because the table is aimed at increasing transparency of cash flow, we believe these payments should be included in the table.  If you choose not to include these payments, a footnote to the table should clearly identify the excluded items and provide any additional information that is material to an understanding of your cash requirements.  See Section IV.A and footnote 46 to the Commission’s MD&A Guidance issued December 19, 2003, available at www.sec.gov.

We understand that since these payments are subject to future variations in variable interest rates and foreign currency exchange rates, CEMIG believes that the presentation of the projected interest payments and payments under interest rate swap agreements may not meaningful. Consequently, in future filings, CEMIG will include a footnote to the tabular disclosure of contractual obligations to clearly identify the excluded items and provide additional information to enable the reader to understand its cash requirements.

Report of Independent Registered Public Accounting Firm, page F-2

4.                                      Please revise your “Report of Independent Registered Public Accounting Firm” to include the city and state where issued.  See Rule 2-02 of Regulation S-X.

CEMIG will revise the “Report of Independent Registered Public Accounting Firm” to include the city and state where issued in future filings.

Note 2.  Summary of Significant Accounting Policies, page F-10

(c)  Principles of consolidation, page F-11

5.                                      Please revise your principles of consolidation disclosure in Note 2 to include a discussion of your consolidation policy with respect to all investments in which you own less than a majority interest.  Please specify whether you eliminate transactions between related parties for investments recognized using the equity method.  Please also explain your policy for your remaining interest in GASMIG.  Page F-11 of the Form 20-F indicates that the investment is accounted for using the equity method.  However, page 24 of the Form 6-K for the month of September 2005 indicates that GASMIG is consolidated proportionally, which suggests application of SAB Topic 10:C, rather than the equity method.

We understand that CEMIG will present a discussion of its consolidation policy in future fillings.  CEMIG advises the Staff that it eliminates intercompany gains and losses on transactions with investments accounted for using the equity method.  CEMIG also advises the Staff that the financial information included in CEMIG’s Form 6-K for the month of September 2005 with respect to its remaining interest in GASMIG is presented under accounting practices adopted in Brazil which allows for proportional consolidation.  However, we under that under US GAAP, and as reported on page F-11 of the Form 20-F, this investment is accounted for using the equity method of accounting.

(d)  Regulation and deferred regulatory assets, page F-13

6.                                      On page 8, you disclose that the new industry model law limits your ability to pass through costs of electricity purchases to your customers if your costs exceed the annual reference value.  Given these limitations, please explain in detail how you believe you meet the criteria outlined in paragraph 5.b of SFAS 71 to apply the provisions of SFAS 71.

CEMIG advises the Staff that, consistent with other electric distribution companies in Brazil, it applies SFAS 71 to “Parcel A” costs which represent non-manageable costs that are not controlled by the company (i.e. electricity purchases and certain transmission costs and regulatory fees). The rate mechanism established by ANEEL is designed to enable electricity distributors to recover 100% of these costs on an annual basis.  Recent changes in the regulations require distribution companies to participate in public auctions to contract their forecasted electricity needs for the next five years. The limitation under the New Industry Model Law referred to on page 8 of the Form 20-F under “Risk Factors – Risks relating to CEMIG – Companies holding concessions for distribution of electricity are required to purchase all of their electricity demand by means of public auctions.  We may not be able to pass on through our distribution rates a portion of the costs of our electricity purchases.” relates to specific circumstances in which a distribution company over- or under-contracts for its total captive consumption.

The regulation under the New Industry Model Law stipulates that distribution companies that contract less than 100% of their total captive consumption may be subject to fines. There are mechanisms to reduce this possibility, such as the purchase of energy from other distribution companies whose energy purchases exceeded forecasted demand, or the purchase of energy in four auctions during the year.  Any remaining shortfall from 100% of total captive consumption can be bought at the spot market price and the concession holder would be subject to a penalty payment equivalent to the shortfall multiplied by the reference value rate established by ANEEL.  If a company contracts more than 103% of its captive consumption, it would be subject to price risk if it sells this energy in the spot market in the future.  To reduce such price risk, a company may reduce the purchase contracts in the “existing energy” auction by up to 4% each year.  If there is still a surplus, a company may negotiate with other companies that have a deficit or sell its surplus in the spot market.

Based on the mechanisms for reducing over- or under-contracted amounts described above, CEMIG does not expect a material loss on energy purchases due to such limitations.  Since any losses are expected to be immaterial, this risk factor will be deleted from future filings.  In accordance with SFAS 71, CEMIG only recognizes regulatory assets relating to energy purchases of up to 103% of its captive consumption.

Note 4.  Deferred Regulatory Assets, page F-17

7.                                      You disclose that certain regulatory assets have been monetarily restated based on SELIC.  Please explain to us what you mean by “monetarily restated.”  We assume that you mean that the assets in question are remeasured to reflect the impact of inflation resulting in an increase in the asset balance during periods of rising prices and a corresponding non-cash credit to the income statement.

We have been advised that SELIC is one of Brazil’s benchmark interest rates. CEMIG’s regulatory assets are restated in value based on the SELIC rate. CEMIG confirms that the application of such restatement results in an increase in the asset balance and a non-cash credit to the income statement during periods of rising prices.

8.                                      You disclose that you are required to collect from customers and transfer to generators the special rate adjustment amounts related to the energy transactions on the CCEE/MAE.  Please explain to us how you calculated the R$1,002 million regulatory asset related to such transactions.  We assume the balance includes the R$364 million that will be transferred to other generators as disclosed on page F-28.  Additionally, you state that you are entitled to receive R$200 million from other distributors.  Please tell us whether the unrecovered portion is included in the R$1,002 million regulatory asset and, given the lack of payment by certain concessionaires as a result of your claim against CCEE/MAE, why you believe it is probable of recovery based on paragraph 9.a of SFAS 71.

We have been advised that the regulatory asset amounting to R$1,002 million is comprised of (i) R$634 million that CEMIG expects to collect from other distribution companies, representing amounts billed in connection with CEMIG’s generation activities during the energy rationing period that were not collected and (ii) R$368 million that CEMIG expects to collect through the special rate adjustment and transfer to other Brazilian generators for energy purchased on the MAE/CCEE by such other generators from June 1, 2001 to February 28, 2002 at a price exceeding R$49.26/MWh.

At December 31, 2004, R$148 million, representing the unrecovered portion of the R$200 million that CEMIG is entitled to receive from other distribution companies, is included in the balance of R$634 million referred to in the above paragraph. As of December 31, 2004, CEMIG was in the process of challenging the methodology used to calculate the values to be attributed to certain CCEE/MAE transactions. The distribution companies that owed the R$148 million to CEMIG had postponed payment of this amount, alleging that these payments could not be made since CEMIG is in the process of challenging the general agreement of the electricity sector. However, the eventual recovery of this amount was not questioned at this time. CEMIG subsequently withdrew its claim with ANEEL and the distributors began to make payment on these amounts. As of the date of this letter, CEMIG had received approximately 70% of this remaining balance.

Note 5.  Deferred Income Taxes, page F-21

9.                                      Please disclose the amounts and expiration dates of operating loss carryforwards.  If operating loss carryforwards do not expire, please clarify.  See paragraph 48 of SFAS 109.

We advise the Staff that as of December 31, 2004, CEMIG had recorded tax loss carryforwards amounting to R$16 million which we understand do not expire under Brazilian tax law.  In response to the Staff’s comment, CEMIG will include this disclosure in future fillings.

Note 14.  Financing, page F-29

(f)  Restrictive Covenants, page F-31

10.                               As a result of covenant violations, you disclose that you obtained a waiver which affirms that creditors will not exercise their rights to demand accelerated or immediate payment of the total amount due until December 31, 2005.  As it appears immediate payment could be required one year from the balance sheet date, please explain your basis for classifying a portion of the related debt as long-term.  See SFAS 78 and EITF 86-30.  Also, please tell us your consideration of the cross-default provisions of your debt agreements on your classification of your other debt.

We have been advised that as of December 31, 2004, Infovias had defaulted on covenants principally related to debt coverage ratios. In March 2005, Infovias obtained a waiver relating to these covenants through December 31, 2005. During this time period, Infovias’s creditors were unable to demand accelerated payment of the related debt. Infovias, CEMIG and the creditors are currently finalizing negotiations to provide a new guarantee relating to the Infovias debt and modify the debt agreement to eliminate the covenants that were in default.  Considering the waiver agreement, the default on the Infovias debt did not trigger any cross-default provisions on the other debt agreements.  The long-term portion of the Infovias debt amounted to R$58 million, which represents 0.5% and 0.7% of long-term and short-term liabilities, respectively, and 1.4% of CEMIG’s total debt as of December 31, 2004. CEMIG considered the qualitative factors set forth in SAB 99 and believes that the effect of any potential misclassification would be immaterial.

Note 16.  Employee Post-Retirement Benefits, page F-33

11.                               Please disclose the accumulated benefit obligation for your defined benefit pension plan and contributions expected to be paid to the plan during the next fiscal year.  See paragraphs 5.e and 5.g of SFAS 132R.

CEMIG advises the Staff that the accumulated benefit obligation for its defined benefit pension plan and contributions expected to be paid to this plan during the next fiscal year are R$5,585 million and R$200 million, respectively.  In response to the Staff’s comment, CEMIG will include this disclosure in its future fillings.

12.                               Please explain to us how you calculate the market related value of plan assets as that term is defined in SFAS 87.  Since there is an alternative to how you can calculate this item, and it has a direct effect on pension expense, we believe you should disclose how you determine this amount in accordance with paragraph 12 of APB 22.

CEMIG advises the Staff that the market related value of plan assets is calculated based on the fair market value of such plan assets. CEMIG will disclose this in future fillings.

Note 17.  Contingencies, page F-37

(h)  Contingencies for which an adverse outcome has been deemed remote or possible; (ii) COFINS, page F-39

13.                               We note that as a result of an unfavorable court ruling you were required to pay R$239 million of COFINS tax in 1999.  In light of this ruling, please explain to us why you believe an adverse ruling in a dispute to pay R$230 million in additional fines and interest relating to the non-payment of COFINS is remote.

CEMIG advises the Staff that in 1999 the Brazilian Government enacted Provisional Measure 1,858-6 allowing taxpayers to join an amnesty program that granted taxpayers relief from any outstanding interest and penalties provided such taxpayers pay the outstanding principal amount of their tax debt.

CEMIG joined the amnesty program in July 1999 and paid the R$239 million principal amount of the COFINS tax debt.  However, the Brazilian Attorney General claimed that CEMIG did not comply with the requirements for joining the program, since prior to CEMIG’s application to the amnesty program the tax debt had already been included in the active list of debts of the Federal Government. The inclusion of the debt in such list is a formality that must be complied with by the Brazilian Attorney General prior to the filing of a lawsuit for the collection of tax debts.  At the time CEMIG joined the amnesty program, such a lawsuit had not been filed by the Brazilian Attorney General.

CEMIG has taken the position that Provisional Measure 1,858-6 only bars from inclusion in the amnesty program those tax debts for which a lawsuit for the collection of such tax debts has been filed by the Brazilian Attorney General.  CEMIG believes that a subsequent re-issuance of Provisional Measure 1,858-6 confirms its position because it explicitly expands the amnesty program to cover any tax debt paid prior to September 1999 regardless of whether it was registered in the list of debts of the Federal Government by the Brazilian Attorney General.

Since a lawsuit had not been filed by the Brazilian Attorney General for the collection of CEMIG’s tax debt prior to CEMIG’s entering into the amnesty program, and in light of the re-issuance of Provisional Measure 1,858-6, CEMIG believes that it has complied with the requirements of the tax amnesty program and that it has a meritorious defense to the government’s claim of R$230 million in additional fines and interest related to the non-payment of COFINS.  In addition, CEMIG’s external Brazilian counsel is of the opinion that an adverse outcome is remote.

As requested in your letter, the Company acknowledges the following:

•                  The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

*                                         *                                         *

Should you have any questions about the responses in this letter, kindly contact the undersigned at (212) 530-5224 or Steven Sandretto at (212) 530-5476.

Very truly yours,

/s/ Michael L. Fitzgerald

Michael L. Fitzgerald